WORLD ENERGY SOLUTIONS, INC.

100 Front Street

Worcester, MA 01608

June 3, 2014

VIA EDGAR

Securities and Exchange Commission

ATTN: Mara L. Ransom, Asst. Director

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	World Energy Solutions, Inc.
Registration Statement on Form S-3
Filed April 14, 2014 and Amended on June 3, 2014
File No. 333-195253

Dear Ladies and Gentlemen:

World Energy Solutions, Inc. (the “Company”) hereby submits an amendment to the Company’s registration statement on Form S-3.

In response to your comments, and per the request of Staff Attorney Liz Walsh, please note the following:

Selling Stockholders, page 14

1. Please revise the selling stockholder table to reflect the number of shares currently beneficially owned by each selling stockholder. For example, we note that the table currently shows that Bruner & Bruner PC currently beneficially owns 0 shares of your common stock. We also note that the selling stockholder table appears to contemplate that no shares will be sold in the offering. Please explain the rationale for such assumption, or revise your disclosure accordingly, including, if appropriate, by revising the selling stockholder table to assume the sale of all shares being registered for resale.

We revised the Selling Stockholders table on page 13. We also revised the assumption in note 2 on page 13.

2. With respect to any selling stockholder that is not a natural person, please disclose the natural persons that have investment and/or voting control over the shares held by such stockholder. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02. Please also tell us whether any selling stockholder that is not a natural person is a broker-dealer or affiliate of a broker-dealer.

The requested disclosures have been added to Note 1 to the Selling Stockholders’ table on page 13.

Item 17, Undertakings, page II-3

3. Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Refer to Securities Act Rules Compliance and Disclosure Interpretations 229.01.

We inserted the additional undertaking on page II-3.

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Upon your direction, we will be happy to provide a request for acceleration of the effective date.

Thank you for your attention to this matter.

Very truly yours,

WORLD ENERGY SOLUTIONS, INC.

By:	/s/ Philip Adams
Philip Adams
Chief Executive Officer

cc:	Liz Walsh
Lisa M. Kohl